As filed with the Securities and Exchange Commission on April 9, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

SCHEDULE TO

_______________________

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

_______________________

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Name of Issuer)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

26189T 104
(CUSIP Number of Class of Securities)

James Bitetto
BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286
(212) 922-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

_______________________

Copy to:
David Stephens, Esq. Nicole M. Runyan, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036

_______________________

CALCULATION OF FILING FEE
Transaction Value	Amount of Filing Fee
Not applicable(a)	None(a)

(a)   This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐      Check the appropriate boxes to designate any transactions to which this statement relates:

☐      third party tender offer subject to Rule 14d-1

☒     issuer tender offer subject to Rule 13e-4

☐      going-private transaction subject to Rule 13e-3

☐      amendment to Schedule 13D under Rule 13d-2

☐      Check the following box if the filing is a final amendment reporting the results of the tender offer.

BUSINESS WIRE                                                                                                   DIRECT LINE NUMBER

40 EAST 52ND STREET                                                                                                         (212) 752-9600

NEW YORK, NY  10022

RELEASE IMMEDIATELY TO THE FOLLOWING:

CLOSED-END FUND DISCLOSURE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES DATES OF QUARTERLY TENDER OFFER

NEW YORK, NY, April 9, 2021 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced that the Fund's Board of Directors has approved the Fund's quarterly tender offer (the "Tender Offer") with the following terms:

Number of Shares	2.5% of the Fund's outstanding shares as of March 31, 2021
Commencement Date	April 16, 2021
Expiration Date and Time	May 14, 2021 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of March 31, 2021

The terms and conditions of the Tender Offer will be set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents.  As soon as the Tender Offer commences, the Fund will file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents").

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Offer Documents will be distributed to Fund shareholders.  Shareholders may obtain additional copies of the Offer Documents, when available, without charge, by contacting Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670.  Shareholders can also obtain the Offer Documents, when filed, free of charge on the SEC's website at www.sec.gov.  Shareholders should read these documents and related exhibits carefully as the documents contain important information about the Fund's Tender Offer.

If you have questions about the Tender Offer and hold the Fund's shares through a broker or other nominee holder, you can call your broker or other nominee holder directly.  You may also call Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The Tender Offer will not be made to, nor will tenders pursuant to the Tender Offer be accepted from or on behalf of, shareholders in any jurisdiction in which making or accepting the Tender Offer would violate that jurisdiction's laws.

*****

BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Mellon Investment Management.  BNY Mellon Investment Management is one of the world's leading investment management organizations and one of the top U.S. wealth managers, with US $2.2 trillion in assets under management as of December 31, 2020.  BNY Mellon Investment Management encompasses BNY Mellon's affiliated investment management firms, wealth management organization and global distribution companies.  Through an investor-first approach, BNY Mellon Investment Management brings to clients the best of both worlds: specialist expertise from eight world-class investment firms offering solutions across every major asset class, backed by the strength, stability, and global presence of The Bank of New York Mellon Corporation (NYSE: BK), one of the world's most trusted investment partners, which has US $41.1 trillion in assets under custody and/or administration as of December 31, 2020.

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation and may also be used as a generic term to reference the Corporation as a whole or its various subsidiaries generally.  Additional information on BNY Mellon Investment Management is available on www.im.bnymellon.com.  BNY Mellon Investment Management's website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost.  There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Benjamin Tanner (212) 635-8676	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899